December 9, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Kindred Healthcare, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-14057

Ladies and Gentlemen:

Kindred Healthcare, Inc. (the “Company”) is hereby responding to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated December 3, 2014 with respect to the above-referenced Form 10-K. For your convenience, the comment from the comment letter is repeated here, followed by the Company’s response.

Item 8: Financial Statements

Consolidated Statement of Operations, page F-3

Please present a selling, general and administrative expense line in accordance with Rule 5-03(b)(4) of Regulation S-X.

Response

The Company will present a general and administrative expense line item in future filings commencing with its Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 10-K”). Historically, these expenses have been included in three line items of our statement of operations: (i) salaries, wages and benefits, (ii) supplies and (iii) other operating expenses. The Company will continue to present separate line items for salaries, wages and benefits, supplies and other operating expenses as components of the Company’s cost of services. The Company will also continue to present rent expense and depreciation and amortization expense as separate line items. Investors and creditors have used the Company’s total rent expense for earnings and credit analysis due to the significant number of operating facilities leased by the Company and the amount of rent expense allocable to general and administrative activities is less than 2% of total rent expense. Therefore the Company believes total rent expense should be presented separately in the statement of operations. The Company’s presentation of depreciation and amortization is consistent with Staff Accounting Bulletin Topic 11(B) Depreciation and Depletion Excluded From Cost of Sales. An example of the presentation of the revised disclosures is included herein for your reference. The Company will make these changes for all periods presented in the 2014 10-K and include the appropriate footnote disclosure.

Please be advised that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filings with the Commission; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under federal securities laws of the United States.

If the Staff has any additional questions or comments, please contact the undersigned at (502) 596-7246.

Sincerely,

/s/ John J. Lucchese John J. Lucchese Senior Vice President and Chief Accounting Officer

cc:	Stephen D. Farber
Kindred Healthcare, Inc.

Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP

Dominic A. Walker
PricewaterhouseCoopers LLP

Line items impacted are bolded

KINDRED HEALTHCARE, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

Year ended December 31,
	2014	2013	2012

Revenues	$	$	$

Salaries, wages and benefits
Supplies
Rent
Other operating expenses
General and administrative expenses (exclusive of depreciation and amortization expense included below)
Other income
Impairment charges
Depreciation and amortization
Interest expense
Investment income

Loss from continuing operations before income taxes
Provision (benefit) for income taxes

Loss from continuing operations
Discontinued operations, net of income taxes:
Income (loss) from operations
Loss on divestiture of operations

Income (loss) from discontinued operations

Net loss
(Earnings) loss attributable to noncontrolling interests:
Continuing operations
Discontinued operations

Loss attributable to Kindred	$	$	$

Amounts attributable to Kindred stockholders:
Loss from continuing operations	$	$	$
Income (loss) from discontinued operations

Net loss	$	$	$

Loss per common share:
Basic:
Loss from continuing operations	$	$	$
Discontinued operations:
Income (loss) from operations
Loss on divestiture of operations

Income (loss) from discontinued operations

Net loss	$	$	$

Diluted:
Loss from continuing operations	$	$	$
Discontinued operations:
Income (loss) from operations
Loss on divestiture of operations

Income (loss) from discontinued operations

Net loss	$	$	$

Shares used in computing loss per common share:
Basic
Diluted
Cash dividends declared and paid per common share	$	$	$

See accompanying notes.